UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of April 2004

Commission File Number: 001-31368

SANOFI-SYNTHÉLABO

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐               No     ☒

     If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

     This Report on Form 6-K shall be deemed to be incorporated by reference into Sanofi-Synthelabo’s Registration Statement on Form F-4 (Registration No. 333-112314), as declared effective on April 9, 2004 by the United States Securities Exchange Commission, and the related prospectus filed on April 12, 2004 pursuant to Rule 424(b) under the United States Securities Exchange Act of 1933, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

AGREEMENT BETWEEN SANOFI-SYNTHELABO AND AVENTIS

TO CREATE SANOFI-AVENTIS

SANOFI-SYNTHELABO ANNOUNCES

FRIENDLY IMPROVED OFFER

THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD

OF AVENTIS RECOMMEND THAT AVENTIS SHAREHOLDERS

TENDER THEIR SHARES INTO SANOFI-SYNTHELABO’S

INCREASED OFFER

•	For every 6 Aventis shares tendered in the principal offer : 5 Sanofi-Synthelabo shares and €120 in cash[1]

•	An all-cash increase over the original offer which values each Aventis share at €68.93[2]

•	A very attractive premium : 31,4%[2]

•	A transaction immediately accretive to adjusted net earnings from 2004 onward

Paris, France – April 26, 2004. Following an agreement reached between the two groups, Sanofi-Synthelabo (Paris: SAN, NYSE : SNY) announces a friendly improved offer for Aventis. This improved offer has been filed today in Paris and will be filed over the next few days in the United States and Germany.

Sanofi-Synthelabo’s offer, which creates value for all shareholders, offers a very attractive premium to Aventis shareholders and is immediately accretive to adjusted net earnings for Sanofi-Synthelabo shareholders.

[1]	Standard entitlement of 0.8333 of a Sanofi-Synthelabo share and €20 in cash for each Aventis share tendered into the offer; 1.1739 Sanofi-Synthelabo shares for each Aventis share tendered pursuant to the “all-stock election”.

[2]	Based on the average daily closing prices, weighted by volume, of Sanofi-Synthelabo and Aventis shares during the calendar month ended January 21, 2004. Based on the closing prices on April 23, 2004 the improved offer values each Aventis share at €66.63.

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This offer was unanimously approved by the Board of Directors of Sanofi-Synthelabo on April 24, 2004 and is fully supported by Total and L’Oréal, Sanofi-Synthelabo’s two principal shareholders, who, in view of the agreement, will approve the corresponding increase in share capital.

The offer was approved on April 25, 2004 by the Management Board and by the Supervisory Board of Aventis, which recommends that Aventis shareholders tender their shares into Sanofi-Synthelabo’s offer.

Sanofi-Synthelabo is delighted by the agreement reached with Aventis, which achieves a friendly business combination between two companies to create the third largest pharmaceutical group in the world, and the number one in Europe. It will be led by Jean-François Dehecq, with a management team drawn equally from both groups, respecting the cultures of each, with a strong presence in France and Germany. The strategic project presented by Sanofi-Synthelabo will thus be implemented.

Main Terms of the Agreement

The agreement will be made public in its entirety.

Besides the financial elements of the offer and the recommendation of the Supervisory Board of Aventis, it covers the following main points :

•	Company name: SANOFI-AVENTIS

•	Board of Directors : the Board will be composed of 17 members, of which Jean-François Dehecq, Chairman and Chief Executive Officer, 8 members chosen by Aventis and 8 members chosen by Sanofi-Synthelabo. In addition to the three existing board committees (Audit, Remuneration, Scientific), a Strategic Committee will be created. These committees will have equal representation.

•	Management Committee : the management Committee will be chaired by Jean-François Dehecq who will nominate an equal number of persons selected from Sanofi-Synthelabo and Aventis.

•	Withdrawal of the proposed resolutions to the annual general meeting of shareholders of Aventis relating to the Plavix® warrants and to the limitation of voting rights and withdrawal of all legal proceedings.

Terms of the Offer

•	« Standard entitlement » : 5 Sanofi-Synthelabo shares and €120 in cash for 6 Aventis shares,[3]

•	All-stock election : 1.1739 Sanofi-Synthelabo shares for each Aventis share,

[3]	Dividend rights attached

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•	All-cash election : €68.93 in cash for each Aventis share

•	Aventis shareholders are free to choose one or other election, or a combination of different elections. However, the all-stock election and the all-cash election will be adjusted and prorated such that, in aggregate, the consideration offered shall always be 71% in shares and 29% in cash.

The offer is subject to the condition that shares representing more than 50% of the share capital and voting rights of Aventis are tendered, on a fully diluted basis.

The improved offer will not be subject to the condition precedent of the expiration or termination of the applicable waiting period under the US Hart-Scott-Rodino Antitrust Improvements Act and no order being entered prohibiting the transaction.

The extraordinary meeting of Sanofi-Synthelabo shareholders will be convened on May 24, 2004 for the purpose of approving the issuance of the Sanofi-Synthelabo shares to pay for the Aventis shares tendered in the offer.

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Jean-François Dehecq, Chairman and Chief Executive Officer, of Sanofi-Synthelabo will present the friendly improved offer and its terms at an information meeting:

Monday 26 April 2004 at 11:00 CET – (10:00 GMT)

Four Seasons Hotel George V
31 avenue George V
75008 PARIS

The meeting will be conducted in French with simultaneous English translation.

The presentation will be accessible in real time on the website: www.sanofi-synthelabo.com

The presentation materials will be available at: www.sanofi-synthelabo.com.

A conference call for financial analysts, institutional investors and journalists will be held at 4.00 p.m. (Paris time). This conference call will be in English.

In order to participate in the conference call, the following numbers are to be dialed 10 minutes before it starts :

France :	00 33 (0) 1 70 70 81 99	code : 154868
United Kingdom :	00 44 (0) 207 984 75 63	code : 154868
Germany	00 49 (0) 69 22222 0407	code : 154868
USA :	00 1 719 457 26 45	code : 154868

A live audio webcast of this conference will be made available at our internet site (www.sanofi-synthelabo.com).

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Important Information

In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a prospectus/offer to exchange and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and Sanofi-Synthélabo has also filed a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the prospectus/offer to exchange, the related exchange offer materials and the Statement on Schedule TO, and any other relevant documents filed with the SEC, as well as any amendments and supplements (including the supplement relating to the revised offers) to those documents, because they contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the prospectus/offer to exchange and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov. The prospectus/offer to exchange and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com. In connection with the revised offers, Sanofi-Synthelabo intends to distribute a supplement to the prospectus/offer to exchange as soon as practicable.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus (note d’information), which has been granted visa number 04-0090 by the Autorité des marchés financiers (“AMF”) and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l’Arche, 75450 Paris Cedex 9 and to any other appropriate documents relating to the French offer filed with the AMF.

The public offer to holders of Aventis ordinary shares located in Germany (the “German Offer”) is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Grüneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 — 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments and supplements thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the three offers will expire at the same time.

This press release does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthélabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthélabo expects to send to holders of Aventis securities. The Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking information and statements about Sanofi-Synthélabo, Aventis and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although Sanofi-Synthélabo’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthélabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Sanofi-Synthélabo and Aventis, including those listed under “Cautionary Statement

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Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus/offer to exchange included in the registration statement on Form F-4 that Sanofi-Synthélabo has filed with the SEC (File no: 333-112314). Sanofi-Synthélabo does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and prospectus/offer to exchange and other public documents filed with the SEC in the manner described above.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthélabo with the SEC at www.sec.gov as well as of the Reference Document filed with the AMF on April 2, 2004 N° 04-0391 with the French Autorité des Marchés Financiers at www.amf-france.org or directly from Sanofi-Synthélabo on our web site at:
www.sanofi-synthelabo.com.

Investor Relations Department
Phillippe Goupit	Director of Investor Relations
Arnaud Delepine	Investor Relations Europe
Sanjay Gupta	Investor Relations US

Contacts:
E-mail: investor-relations@sanofi-synthelabo.com
Europe	US
Tel: + 33 1 53 77 45 45	Tel: +1 212 551 42 93
Fax: + 33 1 53 77 42 96	Fax: +1 212 551 49 92

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 26, 2004	SANOFI-SYNTHÉLABO
	By:	/s/ Marie-Hélène Laimay
		Name:	Marie-Hélène Laimay
		Title:	Senior Vice President and Chief Financial Officer